Exhibit 99.1

Sun Life completes majority acquisition of Advisors Asset Management

TORONTO, ON; WELLESLEY, MA; MONUMENT, CO, Feb. 1, 2023 /CNW/ - Sun Life Financial Inc. (TSX: SLF) (NYSE: SLF) ("Sun Life") today announced the completion of its acquisition of a 51%1 stake in Advisors Asset Management, Inc. ("AAM"), a leading independent U.S. retail distribution firm. AAM will be part of SLC Management, Sun Life's institutional fixed income and alternatives asset manager. AAM will become the U.S. retail distribution arm of SLC Management.

AAM provides a range of solutions and products to financial advisors at wirehouses, registered investment advisors and independent broker-dealers. AAM will have exclusive rights to market and promote SLC Management's specified alternative investment products to the U.S. retail market. AAM oversees US$40.5 billion (approximately C$55 billion) in assets as of December 31, 2022. With 10 offices across nine U.S. states, AAM has a team of more than 270 professionals.

With the growing demand among high-net-worth ("HNW") retail investors for alternative assets in the U.S., the acquisition of a majority stake in AAM will allow SLC Management and its affiliated investment managers, BentallGreenOak, Crescent Capital Group and InfraRed Capital Partners, to offer their investment strategies to the U.S. HNW market. The transaction is also strategic for AAM, which will expand its product roster to include a range of alternative products in commercial real estate, private credit and infrastructure.

The transaction includes a put / call option, pursuant to which Sun Life may acquire the remaining outstanding ownership interests of AAM starting in 2028. AAM will continue to operate under its current leadership and will retain its individual brand, office locations and clients.

The original news release related to this announcement is available here.

Note to editors: All figures in Canadian dollars unless otherwise stated.

About Sun Life
Sun Life is a leading international financial services organization providing asset management, wealth, insurance and health solutions to individual and institutional Clients. Sun Life has operations in a number of markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of September 30, 2022, Sun Life had total assets under management of $1.27 trillion. For more information please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

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[1] 51% ownership interest is calculated on a fully diluted basis

About SLC Management
SLC Management is a global institutional asset manager that offers institutional investors traditional, alternative and yield-orientated investment solutions across public and private fixed income markets, as well as global real estate equity and debt. SLC Management is the brand name for the institutional asset management business of Sun Life Financial Inc. under which the entities of Sun Life Capital Management (U.S.) LLC in the United States, and Sun Life Capital Management (Canada) Inc. in Canada operate. These entities are also referred to as SLC Fixed Income and represent the investment grade public and private fixed income strategies of SLC Management.

BentallGreenOak, InfraRed Capital Partners (InfraRed) and Crescent Capital Group (Crescent) are also part of SLC Management. BentallGreenOak is a leading, global real estate investment management advisor and a globally recognized provider of real estate services. InfraRed is an international investment manager focused on infrastructure, managing equity capital in multiple private and listed funds, primarily for institutional investors across the globe. Crescent is a global alternative credit investment asset manager registered with the U.S. Securities and Exchange Commission as an investment adviser. Crescent provides private credit financing (including senior, unitranche and junior debt) to middle-market companies in the U.S. and Europe and invests in high-yield bonds and broadly syndicated loans.

As of September 30, 2022, SLC Management has assets under management of C$353 billion (US$255 billion).

For more information, please visit slcmanagement.com.

CRN: SLC-20230127-2704013

About Advisors Asset Management
For over 40 years, AAM has been a trusted resource for financial advisors and broker/dealers. It offers access to unit investment trusts (UITs), open- and closed-end mutual funds, separately managed accounts (SMAs), structured products, the fixed income markets, portfolio analytics and exchange-traded funds (ETFs). For more information, visit www.aamlive.com.

As of December 31, 2022, the brokerage and advised business at AAM represents approximately US$40.5 billion in assets. (Assets under supervision represent US$5.4 billion in UIT assets. The firm has US$31.4 billion in assets under administration that represents the non-proprietary assets for which AAM provides various levels of service, but not management. The firm's US$3.7 billion in assets under management represents AAM's proprietary separately managed account, mutual fund and ETF assets.)

Advisors Asset Management, Inc. (AAM) is a SEC-registered investment advisor and member FINRA/SIPC.

CRN 2023-0126-10609 R

Sun Life Media Relations Contact:	Sun Life Investor Relations Contact:
Rajani Kamath	Yaniv Bitton
Associate Vice-President	Vice-President, Head of
Corporate Communications	Investor Relations & Capital Markets
647-515-7514	416-979-6496
rajani.kamath@sunlife.com	yaniv.bitton@sunlife.com

SLC Management Media Relations Contact:	Advisors Asset Management Media Relations Contact:
Hannah Stewart	Matthew Bono
Associate Director, Communications	Account Executive, JConnelly
416-557-4428	973-590-9110
hannah.stewart@slcmanagement.com	mbono@jconnelly.com

AAM logo (CNW Group/Sun Life Financial Inc.)

SLC Management logo (CNW Group/Sun Life Financial Inc.)

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SOURCE Sun Life Financial Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/February2023/01/c0440.html

%CIK: 0001097362

CO: Sun Life Financial Inc.

CNW 17:01e 01-FEB-23